[Boyd Letterhead]

March 15, 2013

Via EDGAR and Facsimile

Securities and Exchange Commission

100 F Street N. E.

Washington, D.C. 20549

Attention: Mr. Robert F. Telewicz Jr.

Re:	Boyd Gaming Corporation

Form 10-K

Filed March 7, 2012

File No. 001-12882

Dear Mr. Telewicz:

On behalf of Boyd Gaming Corporation (the “Company”), this letter is being submitted in response to comments received from the Staff of the Securities and Exchange Commission (the “SEC”) by letter dated February 20, 2013 with respect to the Company’s Form 10-K for the year ended December 31, 2011 filed with the SEC on March 7, 2012. The numbering of the paragraphs below corresponds to the numbering of the Staff’s letter, the text of which we have incorporated into this response letter for convenience.

Form 10-K for the year ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition ... page 41

Results of Operations, page 46

1. We note your response to prior comment number one. It appears that your discussion of results of operations for the years ended December 31, 2011 and December 31, 2010 is based solely on a comparison to December 31, 2010 pro forma amounts. We believe that this discussion should be a supplement to, not a replacement of, a comparison of actual results. Please revise your discussion in future filings to include a more prominent comparison of actual results. In addition, please supplement your analysis of pro forma results by including detailed disclosure explaining why management believes the analysis is relevant.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will, in future filings (including the Company’s Annual Report on Form 10-K for the year ended December 31, 2012), include a more prominent comparison of actual results and will provide any discussion of a comparison to pro forma amounts only as a supplement to a comparison of actual results.

Securities and Exchange Commission

Robert F. Telewicz Jr.

March 15, 2013

Acquisition of IP Casino Resort Spa, page 71

2. We note your response to prior comment number two. It appears from the disclosure in your Management’s Discussion and Analysis that the charitable contribution will be distributed on behalf of, and in the name of, Boyd Gaming, over five years to charitable organizations to be designated by Boyd Gaming. Tell us how this information was considered in your conclusion that the transaction was not entered into on your behalf and rather the behalf of the acquiree and therefore should be part of the purchase price consideration. In addition, please explain to us the business purpose behind structuring a portion of the consideration as a charitable contribution.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company’s agreement to make a contribution to the Engelstad Family Foundation (the ultimate parent company of Imperial Palace of Mississippi, LLC, and Key Largo Holdings, LLC – the sellers of the IP Casino Resort Spa (“IP”)) (the “Foundation”) was a negotiated, integral element of the transaction initially proposed by the Foundation. In the sequence of the negotiations, an aggregate purchase price was negotiated between the parties, and that price was then bifurcated at the direction of the Foundation between the consideration to be paid under the Agreement for Purchase and Sale (the “Agreement”) and a separate letter (the “Letter”) under which the Company agreed to make a contribution to the Foundation. Although our disclosures have characterized this as a charitable contribution, the $10 million of consideration paid to the Foundation was negotiated as part of the exchange transaction to acquire IP. As the Company negotiated a total transaction price of $280.6 million, we were ambivalent as to what entity controlled by the Foundation the consideration was paid. The $10 million was deposited, at the Foundation’s request, in a bank account that is controlled by IP Mississippi Charities, LLC (“IP LLC”), which is wholly owned by the Foundation.

We did not view the timing of the funds distribution to other charitable organizations to be relevant as the funds were transferred to the seller of IP in connection with an exchange transaction (i.e. we concluded it was not appropriate to account for the amounts as a charitable contribution). We note that is consistent with how such consideration has been treated in our 2011 tax return.

From the perspective of our Company, the sole business purpose of structuring a portion of the consideration as a charitable contribution was to comply with the requests of the seller in order to successfully complete the negotiation of an acquisition at an attractive overall price. Whether any or all of the consideration to be paid was structured in the form of a charitable contribution was not an important consideration to our Company as we considered both forms of consideration to be part of one exchange transaction. For

Securities and Exchange Commission

Robert F. Telewicz Jr.

March 15, 2013

this reason, we concluded the aggregate consideration paid, regardless of the form of the payment, represented purchase consideration paid for the business acquired.

In future filings we will modify our disclosures in MD&A to clarify that the $10 million paid to the Foundation was not a contribution but rather additional consideration paid in an exchange transaction.

Financial Statements

Note 1. Summary of Significant Accounting Policies

Basis of Presentation

Consolidation of Variable Interest Entity, page 103

3. We note your response to prior comment three. Please tell us what consideration was given to the delayed construction of Echelon in your conclusion that you hold the power to direct decisions surrounding commodity, operations and management risks in LVE.

Response:

The Company respectfully advises the Staff on March 4, 2013, the Company sold the Echelon site, including the district energy system and central energy center that was to be built by LVE Energy Partners, LLC (“LVE”), to Genting Assets, Inc. for $350.0 million.

However, for the periods prior to the sale of the Echelon site, extensive consideration was given by the Company to the delayed construction of Echelon in its conclusion that LVE should be consolidated. The Company respectfully notes that LVE suspended construction of the plant in January 2009, which was after the Company announced the delay in the construction of Echelon.

As previously explained in our response to the Staff’s comment, once completed, 72% of the capacity of the Central Energy Center (“CEC”) was to be effectively dedicated to the Company. Depending upon the Company’s actual need for the outputs of the CEC (which could vary based on factors such as hotel occupancy and weather), the Company believed that once the plant was completed, the Company would have the ability to effectively call upon LVE to vary the amount of the output that it produced within the portion of the CEC’s capacity that was to be dedicated to the Company. In doing so, the Company believed that consistent with the provisions of last sentence of ASC 810-10-25-38D it had the power to direct decisions surrounding commodity and operations and management risks, as the exposure of LVE to these risks was effectively driven by the utilization level of the CEC.

LVE’s CEC was designed to take high voltage power from the grid, step the power down to a voltage that is more easily used by an end customer (such as Echelon), and use some of the electricity to produce chilled and hot water for consumption by the end customer

Securities and Exchange Commission

Robert F. Telewicz Jr.

March 15, 2013

(such as Echelon). Since Echelon was the expected primary end customer for the output of the plant, once construction of Echelon was halted, LVE had no identified end customer for the output of the LVE plant that was dedicated to LVE. There were no contractual restrictions on LVE’s ability to resume construction of the LVE plant, commence operations independent of the Company’s decision to resume construction of Echelon, or, prior to the completion of the Echelon resort, sell to third parties the portion of the CEC’s output that must be dedicated to the Company once the Echelon resort was completed. However, because infrastructure investments would be required to distribute each of the CEC’s outputs, the most likely end customer of any excess capacity of the CEC that arose from the delay in Echelon’s construction would be facilities located on properties adjacent to Echelon. At the time when the Company delayed construction of Echelon, there were no other existing businesses near the LVE CEC facility that would potentially have a need for the quantities of power, hot water and chilled water that would otherwise have been reserved for the Company. Since January 2009, there had been no changes in the vicinity of the CEC that would have resulted in the identification of a new potential end customer of the expected output of the CEC. Therefore, the Company did not believe the contractual right of LVE to resume construction and/or operations of the CEC in advance of construction resuming on Echelon was a substantive right.

In reaching this conclusion, the Company also considered the fact that completion of the CEC itself seemed to be dependent upon resuming construction of Echelon. This was due to the fact that for a single plant entity such as LVE, it is customary for financial institutions to require: (a) that an energy services agreement (“ESA”) be in place for a significant portion of the plant’s economic life, (b) that the fees payable under the ESA be sufficient to recover the cost of construction of the CEC, (c) and that the ESA serve as collateral prior to providing financing. Knowing this, and given the factors described above, we concluded that LVE would have been limited in its ability to find long term counterparties to an ESA due at least in part to the fact that: (1) LVE’s ESA with the Company effectively limited LVE’s ability to sell greater than 28% of the CEC’s capacity to other users on the long term basis that counterparties usually desire (e.g. such contracts would need to be cancelable once Echelon was operational to ensure that the CEC could generate sufficient capacity to meet the Company’s contractual right to receive up to 72% of the CEC’s output); (2) construction of other hotels and casinos near the CEC, some of which may have been viable customers, had also been significantly delayed; and (3) potentially significant infrastructure changes would be required to deliver the chilled water output to other customers which are not adjacent to the CEC.

In addition, the Company respectfully notes that in March 2011, it entered into a purchase option agreement (the “Purchase Option Agreement”) with LVE whereby the Company obtained an option to purchase the assets of LVE relating to the CEC and energy distribution system for a price of $195.1 million, subject to certain possible adjustments. The Company’s option to purchase the LVE assets put further constraints on the ability

Securities and Exchange Commission

Robert F. Telewicz Jr.

March 15, 2013

for LVE to enter into any long term energy delivery agreements with any other potential customers.

Accordingly, based on the cumulative facts described above, we concluded that resumption of the construction of the CEC was unlikely to occur until construction was resumed on the Echelon project. We respectfully note that this conclusion also appears to be consistent with disclosures made by LVE’s equity owners in their public filings, in which they indicated that they did not intend to seek additional financing to complete the facility until construction on Echelon resumed.

In summary, because the CEC was designed to be effectively integrated into the Echelon project, we concluded that resumption of construction of the CEC and commencement of production of CEC outputs were essentially tied to our own resumption of construction of the Echelon resort and as such, we believed that we continued to effectively maintain the power to direct decisions surrounding the commodity and operations and management risks of LVE, despite our decision at the time to suspend construction of Echelon.

4. Please clarify for us how the company accounts for the periodic and maintenance fees paid to LVE Energy Partners, LLC. In your response you state that “…the Company has allocated all amounts incurred by LVE in excess of the periodic fees paid by the Company to LVE to LVE’s non-controlling interest holders.” Please confirm to us that the periodic and maintenance fees are charged to controlling interests.

Response:

The Company respectfully advises the Staff that, as previously noted, it sold the Echelon site, along with the CEC improvements built by LVE on March 4, 2013. However, for periods prior to the sale, and as explained in more detail below, all expenses incurred by LVE were recorded on the Company’s consolidated income statement. To the extent that such expenses were less than or equal to the periodic and maintenance fees paid by the Company they were entirely allocated to the Company’s controlling interest in LVE. The portion of any expenses incurred by LVE in excess of the period and maintenance fees (controlling interests) were allocated to LVE’s noncontrolling interest holders.. On its stand-alone financial statements, which excluded LVE, the Company recorded the periodic and maintenance fees as pre-opening costs that are expensed with a liability to LVE for any amounts that have been accrued but not yet settled. On LVE’s stand-alone financial statements, these payments by the Company are recorded as other revenue, with a corresponding receivable from the Company for any amounts that have been accrued but not yet received. In consolidation, the Company’s expenses are eliminated against LVE’s other revenue in accordance with ASC 810-10-45-1, along with the corresponding receivables and payables.

Securities and Exchange Commission

Robert F. Telewicz Jr.

March 15, 2013

In addition, LVE’s stand-alone financial statements included expenses that were incurred by LVE with third parties. While a portion of these expenses are recovered from the Company through the periodic and maintenance fees described in the previous paragraph, the remainder was born by LVE’s equity holders. In consolidation, the expenses recorded on LVE’s stand-alone financial statements were not eliminated since they represent third-party expenses. The amounts on the consolidated financial statements were allocated between the controlling interest and non-controlling interest holders in accordance with ASC 810-10-45-20 according to each holder’s respective contractual obligation. As previously described, the Company’s obligation was limited to the periodic and maintenance fees, and, as such, the amount allocated to the Company’s controlling interest was also limited to these amounts. Any amount in excess of the periodic and maintenance fees was the obligation of and was contractually absorbed by LVE’s equity holders. Accordingly, amounts in excess of the periodic and maintenance fees were allocated to LVE’s non-controlling interest holders for financial reporting purposes.

The Company respectfully notes that the table on page 155 of the Company’s Annual Report on
Form 10-K for the fiscal year ended December 31, 2011 indicates that $10,858 of LVE revenue was eliminated against $10,858 of preopening expenses and that of the total LVE interest expense of $16,753, a sum of $5,895 was reflected as “loss attributable to noncontrolling interests”.

Note 3. Consolidation of Certain Interests, page 121

Condensed Consolidated Statement of Operations, page 125

5. We note your responses to prior comments six, seven and eight. Please update your analysis to address each misstatement separately, and the aggregate effect of all misstatements under the rollover and iron curtain methods as outlined in Staff Accounting Bulletin 108 Topic 1N. In your response, address the impact to each financial statement line item, subtotal and total.

Response:

The Company acknowledges the Staff’s comment and has provided a supplemental response to the Company’s prior response and analysis to comments six, seven and eight.

In analyzing the impact of the items described in comments 6, 7 and 8 on the respective annual and quarterly financial statements, we considered the following:

•	With respect to assessing materiality for interim periods, ASC 250-10-45-27 states:

“In determining materiality for the purpose of reporting the correction of an error, amounts shall be related to the estimated income for the full fiscal year and also to

Securities and Exchange Commission

Robert F. Telewicz Jr.

March 15, 2013

the effect on the trend of earnings. Changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings shall be separately disclosed in the interim period.”

•	Staff Accounting Bulletin 99 on Materiality states:

“quantifying, in percentage terms, the magnitude of a misstatement is only the beginning of an analysis of materiality; it cannot appropriately be used as a substitute for a full analysis of all relevant considerations. Materiality concerns the significance of an item to users of a registrant’s financial statements. A matter is “material” if there is a substantial likelihood that a reasonable person would consider it important.”

•	Staff Accounting Bulletin 108 on Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements states:

“..materiality evaluation must be based on all relevant quantitative and qualitative factors. This analysis generally begins with quantifying potential misstatements to be evaluated. There has been diversity in practice with respect to this initial step of a materiality analysis. The diversity in approaches for quantifying the amount of misstatements primarily stems from the effects of misstatements that were not corrected at the end of the prior year (“prior year misstatements”). These prior year misstatements should be considered in quantifying misstatements in current year financial statements. The techniques most commonly used in practice to accumulate and quantify misstatements are generally referred to as the “rollover” and “iron curtain” approaches.”

We primarily focus on the aggregate assessment of the adjustments from comments 6, 7, and 8 as they relate to the interim statements of operations for the Company for 2011, and the annual financial statements for 2010 and 2011. We focused our analysis on these specific statements because none of the 2010 interim financial information or the 2011 interim balance sheet information will be included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 or in other future filings. We focused our comments on the aggregate assessment primarily because it has the greatest quantitative effects on the individual financial statements for the annual and quarterly period and does not mask the magnitude of the individual adjustments as could result if significant adjustments going one direction on a line item were offset by significant adjustments to the same line item going the opposite direction. A more complete description of the effects of the adjustments, individually and in the aggregate, for all periods in 2010 and 2011 using the rollover and the iron curtain methods are contained in the attachment which provides schedules for the affected reporting periods depicting:

Securities and Exchange Commission

Robert F. Telewicz Jr.

March 15, 2013

1.	The balance sheet, as of each quarter end, reflecting the Company’s balances (a) as reported, (b) the adjustments required to correct the reported balance, (c) the adjusted quarter end balances, and (d) the percentage impact of the correction relative to the reported balances;

2.	The rollover method assessment of the income statement for each quarter-end and year-end, reflecting the Company’s operating results (a) as reported, (b) the adjustments required to correct the reported results applying the rollover method, (c) the adjusted quarter end results, and (d) the percentage impact of the correction relative to the reported results;

3.	The iron curtain method assessment of the income statement for each quarter-end and year-end, reflecting the Company’s operating results (a) as reported, (b) the adjustments required to correct the reported results applying the iron curtain method, (c) the adjusted quarter end results, and (d) the percentage impact of the correction relative to the reported results; and

4.	The cash flow statement for each quarter-end and year-end, reflecting the Company’s results (a) as reported, (b) the adjustments required to correct the reported activity, (c) the adjusted quarter end results, and (d) the percentage impact of the correction relative to the reported results.

2011 and 2010 Balance Sheets

As shown in the attachment, the 2011 balance sheet as filed in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 reflects all adjustments discussed in the prior comments 6, 7 and 8. The effects of the adjustments on the interim 2011 balance sheets only effect three lines on the balance sheet: Assets Held for Development, Other Assets, net, and Noncontrolling Interest. These adjustments all relate to comment 8 regarding the revisions for LVE.

Also shown in the attachment, is the 2010 balance sheet as filed, which does not reflect a $2.2 million reduction in Property and Equipment, a $3.5 million increase in Other Assets, net, a $309 thousand increase in Intangible Assets, net, a $141 thousand increase in Accounts payable, a $434 thousand increase to Income Taxes Payable and a $1 million increase to Retained Earnings. These amounts relate to prior comments 6 and 7 and were adjusted in the first quarter of 2011. The interim balance sheets for 2010 do not reflect these same adjustments by approximately the same amounts and, in addition, do not reflect any amounts related to LVE which should have been consolidated in the first quarter of 2010 but was only consolidated in the 2010 year-end balance sheet.

We assessed the effects of the amounts on each respective balance sheet, both quantitatively and qualitatively, and concluded that none of the amounts, individually or in the aggregate, were material to the Company’s balance sheets. In addition to considering the dollar amounts involved (which ranged from zero at December 31, 2011 and $141,000 to $3.5 million at December 31, 2010), the Company also made its

Securities and Exchange Commission

Robert F. Telewicz Jr.

March 15, 2013

assessment by considering the qualitative aspects of the adjustment. The adjustments all relate to valuation adjustments related to the consolidation of the Borgata (which were discussed in prior comments 6 and 7) and the consolidation of LVE (prior comment 8). With respect to the Borgata, the readers of the financial statements are primarily interested in the performance and operations of the property. Prior to the consolidation of Borgata, the Company accounted for Borgata on the equity method and included Borgata financial information and statements in their Form 10-K filings. As noted, these adjustments related to valuation of the Borgata upon consolidation and not the performance and operations of the Borgata. With respect to the consolidation of LVE, the Company did not hold any financial interest in LVE, did not absorb any operating losses of LVE and had not guaranteed any of LVE’s outstanding debt obligations. Additionally, LVE’s debt had no recourse to any of the Company’s lenders, note holders or general creditors. Accordingly, we do not believe there are any qualitative factors that would cause such adjustments to be considered material to the balance sheets of the Company.

2011 and 2010 Statements of Operations

The attachment shows the aggregate effects of all adjustments discussed in the prior comments 6, 7, and 8 on the results of operations for each of the quarters (three month totals) during 2011 under the iron curtain and rollover methods. The analysis shows that in the first quarter of 2011, the Company recorded adjustments related to prior comments 6 and 7 (related to the valuation adjustments for Borgata) that had a net effect on net income of $1 million. These amounts should have been recorded previously in the 2010 year and are reflected as unadjusted items in the 2010 statements of operations in the attachment. Specific line items affected in the first quarter of 2011 includes maintenance and utilities expense, depreciation and amortization expense, preopening expense, write-downs and other charges, interest expense and income taxes. These items decrease total operating costs by $4.6 million, increase interest expense by $6 million and increase income taxes by $410,000. The remainder of the quarters in 2011 includes adjustments between preopening expenses and income taxes of $2.7 million. The effect of this reclassification is to decrease total operating costs and expenses and increase operating income. None of these items individually or in the aggregate were determined to be quantitatively material to the annual or quarterly statements of operations. We assessed the qualitative aspects of the adjustments, noting that they do not mask a trend in operations, result in a potential violation of debt covenants, result in a change in net income to net loss or hide other similar effects that a reader of the financial statements would be concerned with. Accordingly, we do not believe there are any qualitative factors that would cause such adjustments to be considered material to the statements of operations of the Company.

2011 and 2010 Statements of Cash Flows

Securities and Exchange Commission

Robert F. Telewicz Jr.

March 15, 2013

The attachment shows the aggregated effect of all adjustments discussed in the prior comments 6, 7, and 8 on the statements of cash flows for each of the annual and quarterly periods during 2011 and 2010. We note that there is no effect from such adjustments on the annual and quarterly amounts for 2011. For 2010, the adjustments affect net income, depreciation and amortization, changes in other assets, accounts payable and accrued liabilities and income taxes payable affecting net cash provided by operating activities and debt financing costs affecting net cash used in financing activities. None of these items individually or in the aggregate were determined to be quantitatively material to the annual or quarterly statements of cash flows. We assessed the qualitative aspects of the adjustments noting that they do not mask trends, change a category of cash flows from a source to a use of cash or have other similar effects that a user of the financial statements would be concerned with. Accordingly, we do not believe there are any qualitative factors that would cause such adjustments to be considered material to the statements of cash flows of the Company.

Overall Conclusions

While we have not discussed each of the items in the attachment separately, we believe the attachment adequately details out the individual and aggregate effects of the adjustments discussed in prior comments 6, 7 and 8 and show that from a quantitative and qualitative basis, there was not a material misstatement to the overall financial statements for the years ended December 31, 2011 and 2010. Additionally, based on our assessments of the materiality associated with the annual financial statements, both qualitatively and quantitatively, we do not believe that a material misstatement exists for the quarters within 2011 and 2010.

We have provided specific disclosure within the footnotes of the December 31, 2011 and 2010 annual financial statements regarding these items and their effects upon the financial statements. We considered the nature, purpose and background behind each adjustment and do not believe the items are of a nature that that a reasonable person would consider important.

We continue to believe that the following qualitative factors are most relevant in arriving at these conclusions:

•

Certain errors do not result from items capable of precise measurement. The acquisition accounting involved significant estimates and judgments related to estimates of the value of Borgata and its assets.

•

There was no significant impact to segment results. Borgata has always been reported by the Company separately as a segment and the amounts were not considered significant to Borgata’s separately stated segment information. LVE has consistently been reported by the Company within the Corporate or Other segment

Securities and Exchange Commission

Robert F. Telewicz Jr.

March 15, 2013

information and such amounts were not considered significant to the stated segment information.

•	There was no impact on the Company’s financial or operational trends. The amounts would not have resulted in income changing to a loss or significant adjustments to other such reported items.

•

There was no impact to the Company’s results against analysts’ consensus expectations. Borgata, and the Atlantic City market that Borgata operates in, is monitored by analysts on a regular basis. The key metrics for which analysts follow relate to earnings before interest, depreciation and amortization (“EBITDA”) and revenues. The adjustments would not have affected either of these metrics. Further consolidation of LVE would not have significantly affected these key metrics.

•

The adjustments did not affect Borgata’s or the Company’s compliance with regulatory requirements. The gaming regulators focus primarily on revenues, as taxes are calculated based on that number. The line items financial information that would have been adjusted would not have affected revenues. The LVE adjustments do not affect financial statement line items that the gaming regulators track.

•

The adjustments did not affect management’s compensation. The amounts that would have been adjusted were not significant enough to impact calculations of bonuses or other compensation. Additionally, the amounts related to an unusual and non-recurring event are generally excluded from compensation calculations. Compensation calculations approved by the Company’s Compensation Committee include appropriate disclosure of unusual and non-recurring events.

•

The adjustments did not conceal an unlawful transaction. The adjustments were related to fair value estimates upon consolidation of Borgata or related to the consolidation of LVE and its financial statements and did not involve unlawful or fraudulent activities by the Company, its subsidiaries or its management or employees.

•

The adjustments did not affect the Company’s compliance with debt covenants or other contractual requirements. The Company’s debt covenants are primarily focused on EBITDA and cash flow debt coverage ratios. The amounts either did not impact any covenant calculation or were not significant enough to have impacted the calculation in a meaningful way.

* * *

Securities and Exchange Commission

Robert F. Telewicz Jr.

March 15, 2013

The Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of its disclosure in the filing reviewed by the Staff; that Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws in the United States.

Sincerely,

/s/ Josh Hirsberg

Josh Hirsberg

Senior Vice President, Chief Financial Officer and Treasurer

cc:	Brandon C. Parris, Morrison & Foerster LLP
Brian A. Larson, Executive Vice President, Secretary and General Counsel
Frederick J. Schwab, Chairman of the Company’s Audit Committee

Boyd Gaming Corporation

2011 Balance sheet Aggregated

(In Thousands)

Description	Notes	Q1 As Reported	Q1 Adjustments	Q1 If Adjusted	% Change	Q2 As Reported	Q2 Adjustments	Q2 If Adjusted	% Change	Q3 As Reported	Q3 Adjustments	Q3 If Adjusted	% Change
Total current assets		294,418		294,418		305,135		305,135		333,540		333,540

Property and equipment, net		3,352,950		3,352,950		3,315,592		3,315,592		3,296,396		3,296,396
Assets held for development	{a}	1,122,396	(34,889)	1,087,507	-3.1%	1,119,938	(32,135)	1,087,803	-2.9%	1,119,845	(32,247)	1,087,598	-2.9%
Debt financing costs, net		33,573		33,573		31,927		31,927		30,322		30,322
Restricted investments		48,080		48,080		47,999		47,999		20,984		20,984
Investments in and advances to unconsolidated subsidiaries, net
Other assets, net		74,690	(815)	73,875	-1.1%	75,046	(815)	74,231	-1.1%	77,084	(815)	76,269	-1.1%
Intangible assets, net		528,755		528,755		527,322		527,322		547,075		547,075
Goodwill, net		213,576		213,576		213,576		213,576		213,576		213,576
Total assets		5,668,438	(35,704)	5,632,734	-0.6%	5,636,535	(32,950)	5,603,585	-0.6%	5,638,822	(33,062)	5,605,760	-0.6%

Total current liabilities		624,389		624,389		934,414		934,414		949,309		949,309

Long-term debt, net of current maturities		3,161,782		3,161,782		2,823,049		2,823,049		2,802,075		2,802,075
Deferred income taxes		360,134		360,134		362,899		362,899		364,295		364,295
Other long-term tax liabilities		45,741		45,741		47,194		47,194		46,882		46,882
Other liabilities		79,124		79,124		73,770		73,770		72,369		72,369
Non-recourse obligations of variable interest entity
Commitments and contingencies (Note 6)

Preferred stock
Common stock		862		862		863		863		863		863
Additional paid-in capital		638,893		638,893		640,661		640,661		642,243		642,243
Retained earnings		557,388		557,388		554,437		554,437		557,546		557,546
Accumulated other comprehensive loss, net		(3,886)		(3,886)
Total Boyd Gaming Corporation stockholders’ equity		1,193,257		1,193,257		1,195,961		1,195,961		1,200,652		1,200,652
Noncontrolling interest	{b}	204,011	35,704	168,307	17.5%	199,248	32,950	166,298	16.5%	203,240	33,062	170,178	16.3%
Total stockholders’ equity		1,397,268	35,704	1,361,564	2.6%	1,395,209	32,950	1,362,259	2.4%	1,403,892	33,062	1,370,830	2.4%
Total liabilities and stockholders’ equity		5,668,438	35,704	5,632,734	0.6%	5,636,535	32,950	5,603,585	0.6%	5,638,822	33,062	5,605,760	0.6%

Analysis

The aggregation of the entries do not result in any individually significant adjustments being masked due to a large credit offsetting a large debit or vice versa

The following highlights the significant amounts and the Company’s consideration of those items.

{a}	Item represents adjustments to assets held for development to what was previously shown in the consolidation of LVE as a VIE (prior comment 8). The amounts were corrected in the year-end balance sheet and were approximately 3% of property and equipment, net in each quarter.

{b}	Item represents adjustments to noncontrolling interest to what was previously shown in the consolidation of LVE as a VIE (prior comment 8).

The amounts were corrected in the year-end balance sheet and were approximately 17% of the noncontrolling interest in each quarter.

Boyd Gaming Corporation

2011 Balance sheet Aggregated

(In Thousands)

Description	Notes	Q4 As Reported	Q4 Adjustments	Q4 If Adjusted	% Change	10-K Total	Total Adjustments	10K If Adjusted	% Change
Total current assets		342,894		342,894		342,894		342,894

Property and equipment, net		3,542,108		3,542,108		3,542,108		3,542,108
Assets held for development		1,089,819		1,089,819		1,089,819		1,089,819
Debt financing costs, net		32,099		32,099		32,099		32,099
Restricted investments		21,367		21,367		21,367		21,367
Investments in and advances to unconsolidated subsidiaries, net
Other assets, net		67,173		67,173		67,173		67,173
Intangible assets, net		574,018		574,018		574,018		574,018
Goodwill, net		213,576		213,576		213,576		213,576
Total assets		5,883,054		5,883,054		5,883,054		5,883,054

Total current liabilities		472,020		472,020		472,020		472,020

Long-term debt, net of current maturities		3,347,226		3,347,226		3,347,226		3,347,226
Deferred income taxes		379,958		379,958		379,958		379,958
Other long-term tax liabilities		45,598		45,598		45,598		45,598
Other liabilities		71,193		71,193		71,193		71,193
Non-recourse obligations of variable interest entity		192,980				192,980
Commitments and contingencies (Note 6)

Preferred stock
Common stock		863		863		863		863
Additional paid-in capital		644,174		644,174		644,174		644,174
Retained earnings		557,055		557,055		557,055		557,055
Accumulated other comprehensive loss, net
Total Boyd Gaming Corporation stockholders’ equity		1,202,092		1,202,092		1,202,092		1,202,092
Noncontrolling interest		171,987		171,987		171,987		171,987
Total stockholders’ equity		1,374,079		1,374,079		1,374,079		1,374,079
Total liabilities and stockholders’ equity		5,883,054		5,883,054		5,883,054		5,883,054

Analysis

No unadjusted items

Boyd Gaming Corporation

2011 IS Rollover Aggregated

(In Thousands)

Description	Notes	Q1 As Reported	Q1 Adjustments	Q1 If Adjusted	% Change	Q2 As Reported	Q2 Adjustments	Q2 If Adjusted	% Change	Q3 As Reported	Q3 Adjustments	Q3 If Adjusted	% Change
Net revenues		564,946		564,946		574,403		574,403		590,215		590,215

Costs and expenses
Gaming		226,609		226,609		223,173		223,173		230,675		230,675
Food and beverage		47,568		47,568		50,080		50,080		50,868		50,868
Room		12,821		12,821		13,514		13,514		13,586		13,586
Other		26,239		26,239		27,335		27,335		28,617		28,617
Selling, general and administrative		95,788		95,788		96,783		96,783		96,301		96,301
Maintenance and utilities		37,415	(141)	37,274	(0.4%)	36,773		36,773		40,925		40,925
Depreciation and amortization	{a}	50,584	(2,221)	48,363	(4.4%)	48,488		48,488		46,034		46,034
Corporate expense		13,280		13,280		12,264		12,264		11,025		11,025
Preopening expenses	{b}	1,831	(2,641)	(810)	(144.2%)	1,741	(2,769)	(1,028)	(159.0%)	1,720	(2,724)	(1,004)	(158.4%)
Write-downs and other charges		4,707	370	5,077	7.9%	2,262		2,262		2,300		2,300
Total costs and expenses		516,842	(4,633)	512,209	(0.9%)	512,413	(2,769)	509,644	(0.5%)	522,051	(2,724)	519,327	(0.5%)
Operating income from Borgata
Operating income		48,104	4,633	52,737	9.6%	61,990	2,769	64,759	4.5%	68,164	2,724	70,888	4.0%

Interest income		(5)		(5)		(20)		(20)		(15)		(15)
Interest expense, net of amounts capitalized	{c}	57,291	6,099	63,390	10.6%	66,694	2,769	69,463	4.2%	60,083	2,724	62,807	4.5%
Fair value adjustment of derivative instruments		217		217		48		48
Loss/Gain on early retirements of debt		20		20						(54)		(54)
Other non-operating expenses from Borgata, net
Gain on equity distribution
Other income										(1,000)		(1,000)
Other non-operating expenses
Total other expense, net		57,523	6,099	63,622	10.6%	66,722	2,769	69,491	4.2%	59,014	2,724	61,738	4.6%
Income (loss) before income taxes		(9,419)	(1,466)	(10,885)	15.6%	(4,732)		(4,732)		9,150		9,150
Income taxes		3,108	(434)	3,542	(14.0%)	(911)		(911)		(2,170)		(2,170)
Net income (loss)		(6,311)	(1,032)	(7,343)	16.4%	(5,643)		(5,643)		6,980		6,980
Net income attributable to noncontrolling interest		2,790		2,790		2,692		2,692		(3,871)		(3,871)
Net income (loss) attributable to Boyd Gaming Corporation		(3,521)	(1,032)	(4,553)	29.3%	(2,951)		(2,951)		3,109		3,109

Analysis – 2011 Statement of Operations – Rollover Method

The aggregation of the entries do not result in any individually significant adjustments being masked due to a large credit offsetting a large debit or vice versa

The following highlights the significant amounts and the Company’s consideration of those items.

{a}	Item represents additional depreciation related to measurement period adjustments for the fair valuation of Borgata assets in consolidation (prior comment 7). Amount represented 4.4% of total depreciation and amortization for the first quarter and 1.1% for the year representing 2010 adjustments booked in the 2011 first quarter.

{b}	Amounts represent a classification difference in the first, second and third quarter which was corrected in the fourth quarter related to LVE interest expense that had been included in preopening costs but should have been included in interest expense (prior comment 8). The amount was approximately $2.7 million per quarter for the first three quarters and $8.1 reversed in the fourth quarter.

{c}	Amounts for the first quarter relate to additional interest expense adjustments of $3,458 related to the measurement period adjustments for the fair valuation of Borgata assets in consolidation (prior comment 7) that should have been recorded in 2010 but was recorded in the first quarter of 2011. The remaining difference for the first quarter of $2,641 and the amounts shown for the second, third and fourth quarter related to the classification item noted in {b} above related to LVE interest expense (prior comment 8).

Boyd Gaming Corporation

2011 IS Rollover Aggregated

(In Thousands)

Description	Notes	Q4 As Reported	Q4 Adjustments	Q4 If Adjusted	% Change	10-K Total	Total Adjustments	10K If Adjusted	% Change
Net revenues	606,674			606,674		2,336,238		2,336,238

Costs and expenses
Gaming		243,994		243,994		924,451		924,451
Food and beverage		51,649		51,649		200,165		200,165
Room		16,190		16,190		56,111		56,111
Other		26,716		26,716		108,907		108,907
Selling, general and administrative		106,119		106,119		394,991		394,991
Maintenance and utilities		38,399		38,399		153,512	(141)	153,371	(0.1%)
Depreciation and amortization	{a}	50,237		50,237		195,343	(2,221)	193,122	(1.1%)
Corporate expense		12,393		12,393		48,962		48,962
Preopening expenses	{b}	1,342		9,476	606.1%	6,634		6,634
Write-downs and other charges		4,789		4,789		14,058	370	14,428	2.6%
			8,134

Total costs and expenses		551,828	8,134	559,962	1.5%	2,103,134	(1,992)	2,101,142	(0.1%)
Operating income from Borgata
Operating income		54,846	(8,134)	46,712	(14.8%)	233,104	1,992	235,096	0.9%

Interest income		(6)		(6)		(46)		(46)
Interest expense, net of amounts capitalized	{c}	66,663	(8,134)	58,529	(12.2%)	250,731	3,458	254,189	1.4%
Fair value adjustment of derivative instruments						265		265
Loss/Gain on early retirements of debt		48		48		14		14
Other non-operating expenses from Borgata, net
Gain on equity distribution
Other income		(10,582)		(10,582)		(11,582)		(11,582)
Other non-operating expenses
Total other expense, net		56,123	(8,134)	47,989	(14.5%)	239,382	3,458	242,840	1.4%
Income (loss) before income taxes		(1,277)		(1,277)		(6,278)	(1,466)	(7,744)	23.4%
Income taxes		(1,748)		(1,748)		(1,721)	(434)	(1,287)	25.2%
Net income (loss)		(3,025)		(3,025)		(7,999)	(1,032)	(9,031)	12.9%
Net income attributable to noncontrolling interest		2,534		2,534		4,145		4,145
Net income (loss) attributable to Boyd Gaming Corporation		(491)		(491)		(3,854)	(1,032)	(4,886)	26.8%

Analysis – 2011 Statement of Operations – Rollover Method

The aggregation of the entries do not result in any individually significant adjustments being masked due to a large credit offsetting a large debit or vice versa

The following highlights the significant amounts and the Company’s consideration of those items.

{a}	Item represents additional depreciation related to measurement period adjustments for the fair valuation of Borgata assets in consolidation (prior comment 7). Amount represented 4.4% of total depreciation and amortization for the first quarter and 1.1% for the year representing 2010 adjustments booked in the 2011 first quarter.

{b}	Amounts represent a classification difference in the first, second and third quarter which was corrected in the fourth quarter related to LVE interest expense that had been included in preopening costs but should have been included in interest expense (prior comment 8). The amount was approximately $2.7 million per quarter for the first three quarters and $8.1 reversed in the fourth quarter.

{c}	Amounts for the first quarter relate to additional interest expense adjustments of $3,458 related to the measurement period adjustments for the fair valuation of Borgata assets in consolidation (prior comment 7) that should have been recorded in 2010 but was recorded in the first quarter of 2011. The remaining difference for the first quarter of $2,641 and the amounts shown for the second, third and fourth quarter related to the classification item noted in {b} above related to LVE interest expense (prior comment 8).

Boyd Gaming Corporation

2011 IS Iron Curtain Aggregated

(In Thousands)

Description	Notes	Q1 As Reported	Q1 Adjustments	Q1 If Adjusted	% Change	Q2 As Reported	Q2 Adjustments	Q2 If Adjusted	% Change	Q3 As Reported	Q3 Adjustments	Q3 If Adjusted	% Change
Net revenues		564,946		564,946		574,403		574,403		590,215		590,215

Costs and expenses
Gaming		226,609		226,609		223,173		223,173		230,675		230,675
Food and beverage		47,568		47,568		50,080		50,080		50,868		50,868
Room		12,821		12,821		13,514		13,514		13,586		13,586
Other		26,239		26,239		27,335		27,335		28,617		28,617
Selling, general and administrative		95,788		95,788		96,783		96,783		96,301		96,301
Maintenance and utilities		37,415		37,415		36,773		36,773		40,925		40,925
Depreciation and amortization		50,584		50,584		48,488		48,488		46,034		46,034
Corporate expense		13,280		13,280		12,264		12,264		11,025		11,025
Preopening expenses	{a}	1,831	(2,641)	(810)	(144.2%)	1,741	(2,769)	(1,028)	(159.0%)	1,720	(2,724)	(1,004)	(158.4%)
Write-downs and other charges		4,707		4,707		2,262		2,262		2,300		2,300
Total costs and expenses		516,842	(2,641)	514,201	(0.5%)	512,413	(2,769)	509,644	(0.5%)	522,051	(2,724)	519,327	(0.5%)
Operating income from Borgata
Operating income		48,104	2,641	50,745	5.5%	61,990	2,769	64,759	4.5%	68,164	2,724	70,888	4.0%

Interest income		(5)		(5)		(20)		(20)		(15)		(15)
Interest expense, net of amounts capitalized	{b}	57,291	2,641	59,932	4.6%	66,694	2,769	69,463	4.2%	60,083	2,724	62,807	4.5%
Fair value adjustment of derivative instruments		217		217		48		48
Loss/Gain on early retirements of debt		20		20						(54)		(54)
Other non-operating expenses from Borgata, net
Gain on equity distribution
Other income										(1,000)		(1,000)
Other non-operating expenses
Total other expense, net		57,523	2,641	60,164	4.6%	66,722	2,769	69,491	4.2%	59,014	2,724	61,738	4.6%
Income (loss) before income taxes		(9,419)		(9,419)		(4,732)		(4,732)		9,150		9,150
Income taxes		3,108		3,108		(911)		(911)		(2,170)		(2,170)
Net income (loss)		(6,311)		(6,311)		(5,643)		(5,643)		6,980		6,980
Net income attributable to noncontrolling interest		2,790		2,790		2,692		2,692		(3,871)		(3,871)
Net income (loss) attributable to Boyd Gaming Corporation		(3,521)		(3,521)		(2,951)		(2,951)		3,109		3,109

Analysis – 2011 Statement of Operations – Iron Curtain Method

The aggregation of the entries do not result in any individually significant adjustments being masked due to a large credit offsetting a large debit or vice versa

The following highlights the significant amounts and the Company’s consideration of those items.

{a}	Amounts represent a classification difference in the first, second and third quarter which was corrected in the fourth quarter related to LVE interest expense that had been included in preopening costs but should have been included in interest expense (prior comment 8). The amount was approximately $2.7 million per quarter for the first three quarters.

{b}	The amounts for the first, second and third quarters related to the classification item noted in {a} above related to LVE interest expense (prior comment 8).

Boyd Gaming Corporation

2011 IS Iron Curtain Aggregated

(In Thousands)

Description	Notes	Q4 As Reported	Q4 Adjustments	Q4 If Adjusted	% Change	10-K Total	Total Adjustments	10K If Adjusted	% Change
Net revenues		606,674		606,674		2,336,238		2,336,238

Costs and expenses
Gaming		243,994		243,994		924,451		924,451
Food and beverage		51,649		51,649		200,165		200,165
Room		16,190		16,190		56,111		56,111
Other		26,716		26,716		108,907		108,907
Selling, general and administrative		106,119		106,119		394,991		394,991
Maintenance and utilities		38,399		38,399		153,512		153,512
Depreciation and amortization		50,237		50,237		195,343		195,343
Corporate expense		12,393		12,393		48,962		48,962
Preopening expenses		1,342		1,342		6,634		6,634
Write-downs and other charges		4,789		4,789		14,058		14,058
Total costs and expenses		551,828		551,828		2,103,134		2,103,134
Operating income from Borgata
Operating income		54,846		54,846		233,104		233,104

Interest income		(6)		(6)		(46)		(46)
Interest expense, net of amounts capitalized		66,663		66,663		250,731		250,731
Fair value adjustment of derivative instruments						265		265
Loss/Gain on early retirements of debt		48		48		14		14
Other non-operating expenses from Borgata, net
Gain on equity distribution
Other income		(10,582)		(10,582)		(11,582)		(11,582)
Other non-operating expenses
Total other expense, net		56,123		56,123		239,382		239,382
Income (loss) before income taxes		(1,277)		(1,277)		(6,278)		(6,278)
Income taxes		(1,748)		(1,748)		(1,721)		(1,721)
Net income (loss)		(3,025)		(3,025)		(7,999)		(7,999)
Net income attributable to noncontrolling interest		2,534		2,534		4,145		4,145
Net income (loss) attributable to Boyd Gaming Corporation		(491)		(491)		(3,854)		(3,854)

Analysis

No unadjusted items

Boyd Gaming Corporation

2011 Cash flows Aggregated

(In Thousands)

Description	Q1 As Reported	3 Month Adjustments	Q1 If Adjusted	% Change	Q2 As Reported	6 Month Adjustments	Q2 If Adjusted	% Change
Net income (loss)	(6,311)		(6,311)		(11,954)		(11,954)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	50,584		50,584		99,072		99,072
Amortization of debt issuance costs	2,031		2,031		4,304		4,304
Amortization of discounts on senior secured notes	786		786		1,626		1,626
Share-based compensation expense	3,813		3,813		5,953		5,953
Deferred income taxes	(4,214)		(4,214)		(4,991)		(4,991)
Operating and non-operating income from Borgata
Distributions of earnings received from Borgata
Gain on equity distribution
Noncash asset write-downs	4,707		4,707		6,444		6,444
Gain/Loss on early retirements of debt	20		20		20		20
Bargain purchase gain
Other operating activities	2,808		2,808		1,556		1,556
Changes in operating assets and liabilities:
Restricted cash	2,759		2,759		634		634
Accounts receivable, net	2,882		2,882		(48)		(48)
Inventories	1,459		1,459		1,402		1,402
Prepaid expenses and other current assets	5,500		5,500		(2,920)		(2,920)
Income taxes receivable	220		220		(1,023)		(1,023)
Other long-term tax assets	122		122		647		647
Other assets	(1,088)		(1,088)		(1,754)		(1,754)
Accounts payable and accrued liabilities	12,692		12,692		(2,263)		(2,263)
Income taxes payable	(61)		(61)		123		123
Other current liabilities
Other liabilities	(2,291)		(2,291)		(1,642)		(1,642)
Other long-term tax liabilities	927		927		2,382		2,382
Net cash provided by operating activities	77,345		77,345		97,568		97,568

Net cash used in investing activities	(20,770)		(20,770)		(30,651)		(30,651)

Net cash provided by (used in) financing activities	(28,350)		(28,350)		(36,760)		(36,760)

Increase in cash and cash equivalents	28,225		28,225		30,157		30,157
Cash and cash equivalents, beginning of period	145,623		145,623		145,623		145,623
Cash and cash equivalents, end of period	173,848		173,848		175,780		175,780

Analysis

No unadjusted items

Boyd Gaming Corporation

2011 Cash flows Aggregated

(In Thousands)

Description	Q3 As Reported	9 Month Adjustments	Q3 If Adjusted	% Change	10-K As Reported	12 Month Adjustments	10K If Adjusted	% Change
Net income (loss)	(4,973)		(4,973)		(7,999)		(7,999)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	145,106		145,106		195,343		195,343
Amortization of debt issuance costs	6,673		6,673		11,853		11,853
Amortization of discounts on senior secured notes	2,507		2,507		3,390		3,390
Share-based compensation expense	7,740		7,740		9,996		9,996
Deferred income taxes	(3,074)		(3,074)		(2,381)		(2,381)
Operating and non-operating income from Borgata
Distributions of earnings received from Borgata
Gain on equity distribution
Noncash asset write-downs	6,052		6,052		7,764		7,764
Gain/Loss on early retirements of debt	(34)		(34)		14		14
Bargain purchase gain					(4,582)		(4,582)
Other operating activities	2,575		2,575		8,392		8,392
Changes in operating assets and liabilities:
Restricted cash	(3,198)		(3,198)		3,741		3,741
Accounts receivable, net	(4,375)		(4,375)		(11,794)		(11,794)
Inventories	1,710		1,710		114		114
Prepaid expenses and other current assets	(5,997)		(5,997)		(3,673)		(3,673)
Income taxes receivable	5,264		5,264		2,010		2,010
Other long-term tax assets					6,601		6,601
Other assets	430		430		(2,839)		(2,839)
Accounts payable and accrued liabilities	28,770		28,770		42,910		42,910
Income taxes payable	(3,382)		(3,382)		(5,905)		(5,905)
Other current liabilities
Other liabilities	(947)		(947)		(5,260)		(5,260)
Other long-term tax liabilities	2,069		2,069		5,815		5,815
Net cash provided by operating activities	182,916		182,916		253,510		253,510

Net cash used in investing activities	(62,802)		(62,802)		(362,787)		(362,787)

Net cash provided by (used in) financing activities	(78,619)		(78,619)		142,410		142,410

Increase in cash and cash equivalents	41,495		41,495		33,133		33,133
Cash and cash equivalents, beginning of period	145,623		145,623		145,623		145,623
Cash and cash equivalents, end of period	187,118		187,118		178,756		178,756

Analysis

No unadjusted items

Boyd Gaming Corporation

2010 Balance Sheet Aggregated

(In Thousands)

Description	Notes	Q1 As Reported	Q1 Adjustments	Q1 If Adjusted	% Change	Q2 As Reported	Q2 Adjustments	Q2 If Adjusted	% Change	Q3 As Reported	Q3 Adjustments	Q3 If Adjusted	% Change
Cash and cash equivalents		108,202	110	108,312	0.1%	100,173	185	100,358	0.2%	92,675	250	92,925	0.3%
Restricted cash		14,016		14,016		15,614		15,614		20,902		20,902
Accounts receivable, net		46,651	461	47,112	1.0%	44,044	758	44,802	1.7%	44,416	1,055	45,471	2.4%
Inventories		14,476		14,476		16,108		16,108		15,071		15,071
Prepaid expenses and other current assets		33,483		33,483		36,259		36,259		41,506		41,506
Income taxes receivable						3,105	(953)	2,152	(30.7%)	5,246	(595)	4,651	(11.3%)
Deferred income taxes		9,108		9,108		8,868		8,868		9,807		9,807
Total current assets		225,936	571	226,507	0.3%	224,171	(10)	224,161	(0.0%)	229,623	710	230,333	0.3%

Property and equipment, net	{a}	4,500,773	163,751	4,664,524	3.6%	4,463,436	163,048	4,626,484	3.7%	3,503,414	(1,684)	3,501,730	(0.0%)
Assets held for development	{a}									924,460	163,806	1,088,266	17.7%
Investments in and advances to unconsolidated subsidiaries, net		5,135		5,135		5,041		5,041		4,848		4,848
Debt financing costs, net
Restricted investments	{b}		48,168	48,168	100.0%		48,168	48,168	100.0%		48,168	48,168	100.0%
Other assets, net		111,943	5,964	117,907	5.3%	108,757	6,234	114,991	5.7%	112,150	7,911	120,061	7.1%
Intangible assets, net		422,126	2,844	424,970	0.7%	422,126	2,844	424,970	0.7%	422,126	309	422,435	0.1%
Goodwill, net		213,576		213,576		213,576		213,576		213,576		213,576
Total assets		5,479,489	221,298	5,700,787	4.0%	5,437,107	220,284	5,657,391	4.1%	5,410,197	219,220	5,629,417	4.1%

Current maturities of long-term debt		661		661		670		670		680		680
Current maturities of Borgata bank credit facility		630,289		630,289		626,872		626,872
Non-recourse obligations of variable interest entity
Accounts payable		45,378	(393)	45,771	(0.9%)	50,582	(440)	51,022	(0.9%)	52,408	(487)	52,895	(0.9%)
Construction payables		3,633		3,633		3,714		3,714		3,872		3,872
Income taxes payable		2,208	(865)	3,073	(39.2%)
Accrued liabilities		245,898	(1,296)	247,194	(0.5%)	252,922	(1,296)	254,218	(0.5%)	269,464	(1,296)	270,760	(0.5%)
Total current liabilities		928,067	(2,554)	930,621	(0.3%)	934,760	(1,736)	936,496	(0.2%)	326,424	(1,783)	328,207	(0.5%)

Long-term debt, net of current maturities	{c}	2,571,443	(227,890)	2,799,333	(8.9%)	2,519,072	(232,862)	2,751,934	(9.2%)	3,175,058	(237,824)	3,412,882	(7.5%)
Deferred income taxes		350,561		350,561		355,863		355,863		368,462		368,462
Other long-term tax liabilities		43,435		43,435		44,104		44,104		44,467		44,467
Other liabilities	{d}	78,626	(19,904)	98,530	(25.3%)	73,020	(19,904)	92,924	(27.3%)	70,362	(19,904)	90,266	(28.3%)
Non-recourse obligations of variable interest entity
Commitments and contingencies (Note 6)

Preferred stock
Common stock		861		861		862		862		862		862
Additional paid-in capital		625,986		625,986		629,347		629,347		631,759		631,759
Retained earnings		559,034	(1,924)	560,958	(0.3%)	562,416	(2,128)	564,544	(0.4%)	568,007	(1,427)	569,434	(0.3%)
Accumulated other comprehensive loss, net		(16,861)	(427)	(16,434)	2.5%	(13,716)	(919)	(12,797)	6.7%	(11,284)	(2,265)	(9,019)	20.1%
Total Boyd Gaming Corporation stockholders’ equity		1,169,020	(2,351)	1,166,669	(0.2%)	1,178,909	(3,047)	1,175,862	(0.3%)	1,189,344	(3,692)	1,185,652	(0.3%)
Noncontrolling interest	{e}	338,337	31,401	306,936	9.3%	331,379	37,265	294,114	11.2%	236,080	43,983	192,097	18.6%
Total stockholders’ equity		1,507,357	29,050	1,478,307	1.9%	1,510,288	34,218	1,476,070	2.3%	1,425,424	40,291	1,385,133	2.8%
Total liabilities and stockholders’ equity		5,479,489	(221,298)	5,700,787	(4.0%)	5,437,107	(220,284)	5,657,391	(4.1%)	5,410,197	(219,220)	5,629,417	(4.1%)

Analysis

The aggregation of the entries do not result in any individually significant adjustments being masked due to a large credit offsetting a large debit or vice versa

The following highlights the significant amounts and the Company’s consideration of those items.

{a}	Item represents assets held for development added through the consolidation of LVE as a VIE (prior comment 8). Prior to the third quarter the Company did not break assets held for development out as a separate line item on the balance sheet. The amounts were approximately 3.7% of property and equipment, net or 17.7% of assets held for development.
{b}	Represents restricted investments added through the consolidation of LVE as a VIE (prior comment 8). The Company had no other restricted investments during these periods.
{c}	Item represents long-term debt added through the consolidation of LVE as a VIE (prior comment 8). The amounts were 7.5% to 9.2% of the Company’s total long-term debt.
{d}	Item represents other liabilities added through the consolidation of LVE as a VIE (prior comment 8). The amount represents 25.3% to 28.3% of other liabilities.
{e}	Item represents noncontrolling interest added through the consolidation of LVE as a VIE (prior comment 8). The amounts were 9.3% to 18.6% of the noncontrolling interest.

For {a}, {b}, {c}, {d}, and {e} above the first, second, and third quarters were not adjusted to reflect these numbers however they were reflected in the year end audited balance sheet. While the amounts are monetarily significant we do not believe they are qualitatively significant as the Company does not hold any financial interest in LVE, does not absorb any operating losses of LVE, has not guaranteed any of LVE’s outstanding debt obligations and LVE’s debt has no recourse to any of the Company’s lenders/creditors.

Boyd Gaming Corporation

2010 Balance Sheet Aggregated

(In Thousands)

Description	Notes	Q4 As Reported	Q4 Adjustments	Q4 If Adjusted	% Change	10-K Total	Total Adjustments	10K If Adjusted	% Change
Cash and cash equivalents		145,623		145,623		145,623		145,623
Restricted cash		19,494		19,494		19,494		19,494
Accounts receivable, net		48,888		48,888		48,888		48,888
Inventories		16,029		16,029		16,029		16,029
Prepaid expenses and other current assets		37,153		37,153		37,153		37,153
Income taxes receivable		5,249		5,249		5,249		5,249
Deferred income taxes		8,149		8,149		8,149		8,149
Total current assets		280,585		280,585		280,585		280,585

Property and equipment, net	{a}	3,383,371	(2,221)	3,381,150	(0.1%)	3,383,371	(2,221)	3,381,150	(0.1%)
Assets held for development	{a}	1,086,844		1,086,844		1,086,844		1,086,844
Investments in and advances to unconsolidated subsidiaries, net
Debt financing costs, net		34,993		34,993		34,993		34,993
Restricted investments	{b}	48,168		48,168		48,168		48,168
Other assets, net		69,610	3,519	73,129	5.1%	69,610	3,519	73,129	5.1%
Intangible assets, net		539,714	309	540,023	0.1%	539,714	309	540,023	0.1%
Goodwill, net		213,576		213,576		213,576		213,576
Total assets		5,656,861	1,607	5,658,468	0.0%	5,656,861	1,607	5,658,468	0.0%

Current maturities of long-term debt		25,690		25,690		25,690		25,690
Current maturities of Borgata bank credit facility
Non-recourse obligations of variable interest entity		22,487		22,487		22,487		22,487
Accounts payable		57,183	(141)	57,324	(0.2%)	57,183	(141)	57,324	(0.2%)
Construction payables
Income taxes payable		6,506	(434)	6,940	(6.7%)	6,506	(434)	6,940	(6.7%)
Accrued liabilities		278,469		278,469		278,469		278,469
Total current liabilities		390,335	(575)	390,910	(0.1%)	390,335	(575)	390,910	(0.1%)

Long-term debt, net of current maturities	{c}	3,193,065		3,193,065		3,193,065		3,193,065
Deferred income taxes		362,174		362,174		362,174		362,174
Other long-term tax liabilities		44,813		44,813		44,813		44,813
Other liabilities	{d}	84,533		84,533		84,533		84,533
Non-recourse obligations of variable interest entity		220,572				220,572		220,572
Commitments and contingencies (Note 6)

Preferred stock
Common stock		862		862		862		862
Additional paid-in capital		635,028		635,028		635,028		635,028
Retained earnings		560,909	(1,032)	561,941	(0.2%)	560,909	(1,032)	561,941	(0.2%)
Accumulated other comprehensive loss, net		(7,594)		(7,594)		(7,594)		(7,594)
Total Boyd Gaming Corporation stockholders’ equity		1,189,205	(1,032)	1,188,173	(0.1%)	1,189,205	(1,032)	1,188,173	(0.1%)
Noncontrolling interest	{e}	172,164		172,164		172,164		172,164
Total stockholders’ equity		1,361,369	(1,032)	1,362,401	(0.1%)	1,361,369	(1,032)	1,362,401	(0.1%)
Total liabilities and stockholders’ equity		5,656,861	(1,607)	5,658,468	(0.0%)	5,656,861	(1,607)	5,658,468	(0.0%)

Analysis

The aggregation of the entries do not result in any individually significant adjustments being masked due to a large credit offsetting a large debit or vice versa

The following highlights the significant amounts and the Company’s consideration of those items.

{a}	Item represents assets held for development added through the consolidation of LVE as a VIE (prior comment 8). Prior to the third quarter the Company did not break assets held for development out as a separate line item on the balance sheet. The amounts were approximately 3.7% of property and equipment, net or 17.7% of assets held for development.
{b}	Represents restricted investments added through the consolidation of LVE as a VIE (prior comment 8). The Company had no other restricted investments during these periods.
{c}	Item represents long-term debt added through the consolidation of LVE as a VIE (prior comment 8). The amounts were 7.5% to 9.2% of the Company’s total long-term debt.
{d}	Item represents other liabilities added through the consolidation of LVE as a VIE (prior comment 8). The amount represents 25.3% to 28.3% of other liabilities.
{e}	Item represents noncontrolling interest added through the consolidation of LVE as a VIE (prior comment 8). The amounts were 9.3% to 18.6% of the noncontrolling interest.

For {a}, {b}, {c}, {d}, and {e} above the first, second, and third quarters were not adjusted to reflect these numbers however they were reflected in the year end audited balance sheet. While the amounts are monetarily significant we do not believe they are qualitatively significant as the Company does not hold any financial interest in LVE, does not absorb any operating losses of LVE, has not guaranteed any of LVE’s outstanding debt obligations and LVE’s debt has no recourse to any of the Company’s lenders/creditors.

Boyd Gaming Corporation

2010 IS Rollover Aggregated

(In Thousands)

Description	Notes	Q1 As Reported	Q1 Adjustments	Q1 If Adjusted	% Change	Q2 As Reported	Q2 Adjustments	Q2 If Adjusted	% Change	Q3 As Reported	Q3 Adjustments	Q3 If Adjusted	% Change
Net revenues		415,135		415,135		578,446		578,446		595,378		595,378

Costs and expenses
Gaming		168,105		168,105		229,755		229,755		237,601		237,601
Food and beverage		32,642		32,642		49,149		49,149		50,690		50,690
Room		10,050		10,050		13,056		13,056		13,661		13,661
Other		19,238		19,238		27,006		27,006		28,089		28,089
Selling, general and administrative		70,278		70,278		99,666		99,666		100,697		100,697
Maintenance and utilities		24,139		24,139		37,970	47	38,017	0.1%	42,661	47	42,708	0.1%
Depreciation and amortization	{a}	40,046	55	40,101	0.1%	55,408	703	56,111	1.3%	52,451	926	53,377	1.8%
Corporate expense		12,089		12,089		13,526		13,526		11,021		11,021
Preopening expenses		1,063		1,063		1,243		1,243		2,684		2,684
Write-downs and other charges		1,601		1,601		1,991	(23)	1,968	(1.2%)	1,340	(10)	1,330	(0.7%)
Total costs and expenses		379,251	55	379,306	0.0%	528,770	727	529,497	0.1%	540,895	963	541,858	0.2%
Operating income from Borgata		8,146		8,146
Operating income		44,030	(55)	43,975	(0.1%)	49,676	(727)	48,949	(1.5%)	54,483	(963)	53,520	(1.8%)

Interest income		(4)		(4)
Interest expense, net of amounts capitalized	{c}	29,007	4,026	33,033	13.9%	34,650	4,026	37,657	11.6%	45,781	4,026	47,368	8.8%
	{b}						(1,019)		(2.9%)		(2,439)		(5.3%)
Fair value adjustment of derivative instruments
Gain on early retirements of debt		(2,037)		(2,037)		(1,912)		(1,912)
Other non-operating expenses from Borgata, net		3,133		3,133
Gain on equity distribution	{d}									(2,535)	2,535		(100.0%)
Other income	{d}		(2,844)	(2,844)	100.0%					(10,000)		(10,000)
Other non-operating expenses
Total other expense, net		30,099	1,182	31,281	3.9%	32,738	3,007	35,745	9.2%	33,246	4,122	37,368	12.4%
Income (loss) before income taxes		13,931	(1,237)	12,694	(8.9%)	16,938	(3,734)	13,204	(22.0%)	21,237	(5,085)	16,152	(23.9%)
Income taxes		(4,249)	865	(5,114)	(20.4%)	(4,912)	88	(5,000)	(1.8%)	(6,371)	(358)	(6,013)	5.6%
Net income (loss)		9,682	(2,102)	7,580	(21.7%)	12,026	(3,822)	8,204	(31.8%)	14,866	(4,727)	10,139	(31.8%)
Net (income) loss attributable to noncontrolling interest	{e}	(1,247)	4,026	2,779	(322.9%)	(8,644)	4,026	(4,618)	(46.6%)	(9,275)	4,026	(5,249)	(43.4%)
Net income (loss) attributable to Boyd Gaming Corporation		8,435	1,924	10,359	22.8%	3,382	204	3,586	6.0%	5,591	(701)	4,890	(12.5%)

Analysis – 2010 Statement of Operations – Rollover Method

The aggregation of the entries do not result in any individually significant adjustments being masked due to a large credit offsetting a large debit or vice versa The following highlights the significant amounts and the Company’s consideration of those items.

{a}	Item represents additional depreciation related to measurement period adjustments for the fair valuation of Borgata assets in consolidation (prior comment 7). Amount represented 1.1% of total depreciation and amortization for the year and was not adjusted during the 2010 year.

{b}	For the second and third quarter and for the year the reductions of interest expense in the amounts of $1 million, $2.4 million and $ 3.4 million, respectively related to measurement period adjustments for the fair valuation of Borgata assets in consolidation (prior comment 7). Amounts represent 2.9%, 5.3% and 1.9% of total interest expense for the respective periods. Such amounts were not adjusted in the 2010 year.

{c}	Item represents additional interest expense added through the consolidation of LVE as a VIE (prior comment 8). The amounts were not reflected in the first, second, and third quarters ranging from 8.8% to 13.9% of the Company’s interest expense during those quarters. The total amount was consolidated and effectively reflected in the 4th quarter which was 17% of the fourth quarter interest expense. The annual interest expense amount properly reflected this item for the year.

{d}	This item primarily relates to the bargain purchase gain associated with the fair value adjustments of Borgata assets in consolidation (prior comment 7). The amount was reported as a gain on equity distribution by the Company in the third quarter but should have been recorded as a bargain purchase gain in the first quarter. The net unrecorded amount for this item at year end was $309 thousand (see prior comment 6).

{e}	Item represents net loss attributable to noncontrolling interest added through the consolidation of LVE as a VIE (prior comment 8) and corresponds to the amounts in {c} above. The amounts ranged from 43.4% to 323% of the loss (income) attributable to noncontrolling interest.

We do not believe that the amounts in {a}, {b}, {c}, {d} or {e} are quantitatively or qualitatively significant to the annual or quarterly income statement of the Company.

Boyd Gaming Corporation

2010 IS Rollover Aggregated

(In Thousands)

Description	Notes	Q4 As Reported	Q4 Adjustments	Q4 If Adjusted	% Change		10-K Total	Total Adjustments	10K If Adjusted	% Change
Net revenues		551,940		551,940			2,140,899		2,140,899

Costs and expenses
Gaming		224,357		224,357			859,818		859,818
Food and beverage		48,359		48,359			180,840		180,840
Room		12,556		12,556			49,323		49,323
Other		25,125		25,125			99,458		99,458
Selling, general and administrative		98,576		98,576			369,217		369,217
Maintenance and utilities		35,952	47	35,999	0.1%		140,722	141	140,863	0.1%
Depreciation and amortization	{a}	51,370	537	51,907	1.0%		199,275	2,221	201,496	1.1%
Corporate expense		12,225		12,225			48,861		48,861
Preopening expenses		2,469		2,469			7,459		7,459
Write-downs and other charges		(219)	(28)	(247)	12.8%		4,713	(61)	4,652	(1.3%	)
Total costs and expenses		510,770	556	511,326	0.1%		1,959,686	2,301	1,961,987	0.1%
Operating income from Borgata							8,146		8,146
Operating income		41,170	(556)	40,614	(1.4%	)	189,359	(2,301)	187,058	(1.2%	)

Interest income		(1)		(1)			(5)		(5)
Interest expense, net of amounts capitalized	{c}	71,120	(12,078)	59,042	(17.0%	)	180,558	(3,458)	177,100	(1.9%	)
	{b}
Fair value adjustment of derivative instruments		480		480			480		480
Gain on early retirements of debt		1,191		1,191			(2,758)		(2,758)
Other non-operating expenses from Borgata, net							3,133		3,133
Gain on equity distribution	{d}						(2,535)	2,535		(100.0%	)
Other income	{d}						(10,000)	(2,844)	(12,844)	28.4%
Other non-operating expenses
Total other expense, net		72,790	(12,078)	60,712	(16.6%	)	168,873	(3,767)	165,106	(2.2%	)
Income (loss) before income taxes		(31,620)	11,522	(20,098)	(36.4%	)	20,486	1,466	21,952	7.2%
Income taxes		7,296	(161)	7,457	(2.2%	)	(8,236)	434	(8,670)	(5.3%	)
Net income (loss)		(24,324)	11,683	(12,641)	(48.0%	)	12,250	1,032	13,282	8.4%
Net (income) loss attributable to noncontrolling interest	{e}	17,226	(12,078)	5,148	(70.1%	)	(1,940)		(1,940)
Net income (loss) attributable to Boyd Gaming Corporation		(7,098)	(395)	(7,493)	5.6%		10,310	1,032	11,342	10.0%

Analysis – 2010 Statement of Operations – Rollover Method

The aggregation of the entries do not result in any individually significant adjustments being masked due to a large credit offsetting a large debit or vice versa The following highlights the significant amounts and the Company’s consideration of those items.

{a}	Item represents additional depreciation related to measurement period adjustments for the fair valuation of Borgata assets in consolidation (prior comment 7). Amount represented 1.1% of total depreciation and amortization for the year and was not adjusted during the 2010 year.

{b}	For the second and third quarter and for the year the reductions of interest expense in the amounts of $1 million, $2.4 million and $ 3.4 million, respectively related to measurement period adjustments for the fair valuation of Borgata assets in consolidation (prior comment 7). Amounts represent 2.9%, 5.3% and 1.9% of total interest expense for the respective periods. Such amounts were not adjusted in the 2010 year.

{c}	Item represents additional interest expense added through the consolidation of LVE as a VIE (prior comment 8). The amounts were not reflected in the first, second, and third quarters ranging from 8.8% to 13.9% of the Company’s interest expense during those quarters. The total amount was consolidated and effectively reflected in the 4th quarter which was 17% of the fourth quarter interest expense. The annual interest expense amount properly reflected this item for the year.

{d}	This item primarily relates to the bargain purchase gain associated with the fair value adjustments of Borgata assets in consolidation (prior comment 7). The amount was reported as a gain on equity distribution by the Company in the third quarter but should have been recorded as a bargain purchase gain in the first quarter. The net unrecorded amount for this item at year end was $309 thousand (see prior comment 6).

{e}	Item represents net loss attributable to noncontrolling interest added through the consolidation of LVE as a VIE (prior comment 8) and corresponds to the amounts in {c} above. The amounts ranged from 43.4% to 323% of the loss (income) attributable to noncontrolling interest.

We do not believe that the amounts in {a}, {b}, {c}, {d} or {e} are quantitatively or qualitatively significant to the annual or quarterly income statement of the Company.

Boyd Gaming Corporation

2010 IS Iron Curtain Aggregated

(In Thousands)

Description	Notes	Q1 As Reported	Q1 Adjustments	Q1 If Adjusted	% Change	Q2 As Reported	Q2 Adjustments	Q2 If Adjusted	% Change	Q3 As Reported	Q3 Adjustments	Q3 If Adjusted	% Change
Net revenues		415,135		415,135		578,446		578,446		595,378		595,378

Costs and expenses
Gaming		168,105		168,105		229,755		229,755		237,601		237,601
Food and beverage		32,642		32,642		49,149		49,149		50,690		50,690
Room		10,050		10,050		13,056		13,056		13,661		13,661
Other		19,238		19,238		27,006		27,006		28,089		28,089
Selling, general and administrative		70,278		70,278		99,666		99,666		100,697		100,697
Maintenance and utilities		24,139		24,139		37,970	47	38,017	0.1%	42,661	94	42,755	0.2%
Depreciation and amortization	{a}	40,046	55	40,101	0.1%	55,408	758	56,166	1.4%	52,451	1,684	54,135	3.2%
Corporate expense		12,089		12,089		13,526		13,526		11,021		11,021
Preopening expenses		1,063		1,063		1,243		1,243		2,684		2,684
Write-downs and other charges		1,601		1,601		1,991	(23)	1,968	(1.2%)	1,340	(33)	1,307	(2.5%)
Total costs and expenses		379,251	55	379,306	0.0%	528,770	782	529,552	0.1%	540,895	1,745	542,640	0.3%
Operating income from Borgata		8,146		8,146
Operating income		44,030	(55)	43,975	(0.1%)	49,676	(782)	48,894	(1.6%)	54,483	(1,745)	52,738	(3.2%)

Interest income		(4)		(4)
Interest expense, net of amounts capitalized	{c}	29,007	4,026	33,033	13.9%	34,650	8,052	41,683	23.2%	45,781	12,078	54,401	26.4%
	{b}						(1,019)		(2.9%)		(3,458)		(7.6%)
Fair value adjustment of derivative instruments
Gain on early retirements of debt		(2,037)		(2,037)		(1,912)		(1,912)
Other non-operating expenses from Borgata, net		3,133		3,133
Gain on equity distribution	{d}									(2,535)			(100.0%)
Other income	{d}			(2,844)	100.0%			(2,844)	100.0%	(10,000)		(12,844)	28.4%
Other non-operating expenses											2,535
			(2,844)				(2,844)				(2,844)

Total other expense, net		30,099	1,182	31,281	3.9%	32,738	4,189	36,927	12.8%	33,246	8,311	41,557	25.0%
Income (loss) before income taxes		13,931	(1,237)	12,694	(8.9%)	16,938	(4,971)	11,967	(29.3%)	21,237	(10,056)	11,181	(47.4%)
Income taxes		(4,249)	865	(5,114)	(20.4%)	(4,912)	953	(5,865)	(19.4%)	(6,371)	595	(6,966)	(9.3%)
Net income (loss)		9,682	(2,102)	7,580	(21.7%)	12,026	(5,924)	6,102	(49.3%)	14,866	(10,651)	4,215	(71.6%)
Net income attributable to noncontrolling interest	{e}	(1,247)	4,026	2,779	(322.9%)	(8,644)	8,052	(592)	(93.2%)	(9,275)	12,078	2,803	(130.2%)
Net income (loss) attributable to Boyd Gaming Corporation		8,435	1,924	10,359	22.8%	3,382	2,128	5,510	62.9%	5,591	1,427	7,018	25.5%

Analysis – 2010 Statement of Operations – Iron Curtain Method

The aggregation of the entries do not result in any individually significant adjustments being masked due to a large credit offsetting a large debit or vice versa

The following highlights the significant amounts and the Company’s consideration of those items.

{a}	Item represents additional depreciation related to measurement period adjustments for the fair valuation of Borgata assets in consolidation (prior comment 7). Amount (under the Iron Curtain Method) represented 3.2%, 4.3% and 1.1% of total depreciation and amortization for the 3rd quarter, 4th quarter and year, respectively, and was not adjusted during the 2010 year.

{b}	Under the Iron Curtain Method for the second, third, and fourth quarters and for the year the reductions of interest expense in the amounts of $1 million, $3.4 million, $3.4 million and $3.4 million, respectively related to measurement period adjustments for the fair valuation of Borgata assets in consolidation (prior comment 7). Amounts represent 2.9%, 7.6%, 4.9% and 1.9% of total interest expense for the respective periods. Such amounts were not adjusted in the 2010 year.

{c}	Under the Iron Curtain Method item represents additional interest expense added through the consolidation of LVE as a VIE (prior comment 8). The amounts were not reflected in the first, second, and third quarters ranging from 13.9% to 26.4% of the Company’s interest expense during those quarters. The total amount was consolidated and effectively reflected in the 4th quarter and annual interest expense amounts for such periods.

{d}	This item primarily relates to the bargain purchase gain associated with the fair value adjustments of Borgata assets in consolidation (prior comment 7). The amount was reported as a gain on equity distribution by the Company in the third quarter but should have been recorded as a bargain purchase gain in the first quarter. The net unrecorded amount for this item at year end was $309 thousand (see prior comment 6).

{e}	Item represents net loss attributable to noncontrolling interest added through the consolidation of LVE as a VIE (prior comment 8) and corresponds to the amounts in {c} above. Under the Iron Curtain Method the amounts ranged from 93.2% to 323% of the loss (income) attributable to noncontrolling interest.

We do not believe that the amounts in {a}, {b}, {c}, {d} or {e} are quantitatively or qualitatively significant to the annual or quarterly income statement of the Company.

Boyd Gaming Corporation

2010 IS Iron Curtain Aggregated

(In Thousands)

Description	Notes	Q4 As Reported	Q4 Adjustments	Q4 If Adjusted	% Change	10-K Total	Total Adjustments	10K If Adjusted	% Change
Net revenues		551,940		551,940		2,140,899		2,140,899

Costs and expenses
Gaming		224,357		224,357		859,818		859,818
Food and beverage		48,359		48,359		180,840		180,840
Room		12,556		12,556		49,323		49,323
Other		25,125		25,125		99,458		99,458
Selling, general and administrative		98,576		98,576		369,217		369,217
Maintenance and utilities		35,952	141	36,093	0.4%	140,722	141	140,863	0.1%
Depreciation and amortization	{a}	51,370	2,221	53,591	4.3%	199,275	2,221	201,496	1.1%
Corporate expense		12,225		12,225		48,861		48,861
Preopening expenses		2,469		2,469		7,459		7,459
Write-downs and other charges		(219)	(61)	(280)	27.9%	4,713	(61)	4,652	(1.3%)
Total costs and expenses		510,770	2,301	513,071	0.5%	1,959,686	2,301	1,961,987	0.1%
Operating income from Borgata						8,146		8,146
Operating income		41,170	(2,301)	38,869	(5.6%)	189,359	(2,301)	187,058	(1.2%)

Interest income		(1)		(1)		(5)		(5)
Interest expense, net of amounts capitalized	{c}	71,120	(3,458)	67,662	(4.9%)	180,558	(3,458)	177,100	(1.9%)
	{b}
Fair value adjustment of derivative instruments		480		480		480		480
Gain on early retirements of debt		1,191		1,191		(2,758)		(2,758)
Other non-operating expenses from Borgata, net						3,133		3,133
Gain on equity distribution	{d}					(2,535)	2,535		(100.0%)
Other income	{d}		(309)	(309)	100.0%	(10,000)	(2,844)	(12,844)	28.4%
Other non-operating expenses
Total other expense, net		72,790	(3,767)	69,023	(5.2%)	168,873	(3,767)	165,106	(2.2%)
Income (loss) before income taxes		(31,620)	1,466	(30,154)	(4.6%)	20,486	1,466	21,952	7.2%
Income taxes		7,296	434	6,862	5.9%	(8,236)	434	(8,670)	(5.3%)
Net income (loss)		(24,324)	1,032	(23,292)	(4.2%)	12,250	1,032	13,282	8.4%
Net income attributable to noncontrolling interest	{e}	17,226		17,226		(1,940)		(1,940)
Net income (loss) attributable to Boyd Gaming Corporation		(7,098)	1,032	(6,066)	(14.5%)	10,310	1,032	11,342	10.0%

Analysis – 2010 Statement of Operations – Iron Curtain Method

The aggregation of the entries do not result in any individually significant adjustments being masked due to a large credit offsetting a large debit or vice versa The following highlights the significant amounts and the Company’s consideration of those items.

{a}	Item represents additional depreciation related to measurement period adjustments for the fair valuation of Borgata assets in consolidation (prior comment 7). Amount (under the Iron Curtain Method) represented 3.2%, 4.3% and 1.1% of total depreciation and amortization for the 3rd quarter, 4th quarter and year, respectively, and was not adjusted during the 2010 year.

{b}	Under the Iron Curtain Method for the second, third, and fourth quarters and for the year the reductions of interest expense in the amounts of $1 million, $3.4 million, $3.4 million and $ 3.4 million, respectively related to measurement period adjustments for the fair valuation of Borgata assets in consolidation (prior comment 7). Amounts represent 2.9%, 7.6%, 4.9% and 1.9% of total interest expense for the respective periods. Such amounts were not adjusted in the 2010 year.

{c}	Under the Iron Curtain Method item represents additional interest expense added through the consolidation of LVE as a VIE (prior comment 8). The amounts were not reflected in the first, second, and third quarters ranging from 13.9% to 26.4% of the Company’s interest expense during those quarters. The total amount was consolidated and effectively reflected in the 4th quarter and annual interest expense amounts for such periods.

{d}	This item primarily relates to the bargain purchase gain associated with the fair value adjustments of Borgata assets in consolidation (prior comment 7). The amount was reported as a gain on equity distribution by the Company in the third quarter but should have been recorded as a bargain purchase gain in the first quarter. The net unrecorded amount for this item at year end was $309 thousand (see prior comment 6).

{e}	Item represents net loss attributable to noncontrolling interest added through the consolidation of LVE as a VIE (prior comment 8) and corresponds to the amounts in {c} above. Under the Iron Curtain Method the amounts ranged from 93.2% to 323% of the loss (income) attributable to noncontrolling interest.

We do not believe that the amounts in {a}, {b}, {c}, {d} or {e} are quantitatively or qualitatively significant to the annual or quarterly income statement of the Company.

Boyd Gaming Corporation

2010 Cash flows Aggregated

(In Thousands)

Description	Notes	Q1 As Reported	3 Month Adjustments	Q1 If Adjusted	% Change	Q2 As Reported	6 Month Adjustments	Q2 If Adjusted	% Change
Net income (loss)	{a}	9,682	(2,102)	7,580	(21.7%)	21,708	(5,924)	15,784	(27.3%)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:

Depreciation and amortization	{b}	40,046	55	40,101	0.1%	95,454	758	96,212	0.8%
Amortization of debt issuance costs	{c}	901	772	1,673	85.7%	2,917	1,544	4,461	52.9%
Amortization of discounts on senior secured notes
Share-based compensation expense		2,856		2,856		5,728		5,728
Deferred income taxes		684		684		4,503		4,503
Operating and non-operating income from Borgata		(4,689)		(4,689)		(5,013)		(5,013)
Distributions of earnings received from Borgata		1,910		1,910		1,910		1,910
Gain on equity distribution
Noncash asset write-downs
(Gain) Loss on early retirements of debt		(2,037)		(2,037)		(3,949)		(3,949)
Other operating activities	{d}	(96)	427	331	(444.8%)	1,135	(919)	216	(81.0%)
Changes in operating assets and liabilities:
Restricted cash		2,152		2,152		554		554
Accounts receivable, net		1,032	(297)	735	(28.8%)	2,628	(594)	2,034	(22.6%)
Inventories		1,034		1,034		(598)		(598)
Prepaid expenses and other current assets		772		772		(2,004)		(2,004)
Income taxes receivable		17,838		17,838		12,102	953	13,055	7.9%
Other long-term tax assets
Other assets	{e}	(78)	(2,844)	(2,922)	3646.2%	870	(2,867)	(1,997)	(329.5%)
Accounts payable and accrued liabilities			103	103	100.0%	9,622	150	9,772	1.6%
Income taxes payable		(519)	865	346	(166.7%)
Other current liabilities		(116)		(116)		1,159		1,159
Other liabilities	{f}	1,212	2,984	4,196	246.2%	1,031	2,984	4,015	289.4%
Other long-term tax liabilities		490		490
Net cash provided by operating activities		73,074	(37)	73,037	(0.1%)	149,757	(3,915)	145,842	(2.6%)

Cash Flows from Investing Activities
Capital expenditures		(31,067)	(133)	(31,200)	0.4%	(47,481)	(133)	(47,614)	0.3%
Net cash effect upon change in controlling interest of Borgata		26,025		26,025		26,025		26,025
Net cash effect upon consolidation of variable interest entity			41	41	100.0%		41	41	100.0%
Investments in and advances to unconsolidated subsidiaries		(745)		(745)
Increase in restricted investments	{g}		(1,489)	(1,489)	100.0%		(1,489)	(1,489)	100.0%
Net cash paid for Dania Jai-Alai
Other investing activities						(164)		(164)
Net cash used in investing activities		(5,787)	(1,581)	(7,368)	27.3%	(21,620)	(1,581)	(23,201)	7.3%

See Analysis on next page

Boyd Gaming Corporation

2010 Cash flows Aggregated

(In Thousands)

Description	Notes	Q1 As Reported	3 Month Adjustments	Q1 If Adjusted	% Change	Q2 As Reported	6 Month Adjustments	Q2 If Adjusted	% Change

Cash Flows from Financing Activities
Payments on retirements of long-term debt		(13,396)		(13,396)		(28,861)		(28,861)
Borrowings under bank credit facility		208,100		208,100		374,800		374,800
Payments under bank credit facility		(197,900)		(197,900)		(399,300)		(399,300)
Borrowings under Borgata bank credit facility		29,300		29,300		190,983		190,983
Payments under Borgata bank credit facility		(31,300)		(31,300)		(196,400)		(196,400)
Proceeds from issuance of senior notes
Proceeds from issuance of Borgata senior secured notes
Debt financing costs, net	{h}	(145)		(145)			(1,019)	(1,019)	100.0%
Payments under note payable		(46,875)		(46,875)		(46,875)		(46,875)
Proceeds from variable interest entity’s issuance of debt	{i}		2,922	2,922	100.0%		7,894	7,894	100.0%
Payments on loans to variable interest entity’s members	{j}		(1,194)	(1,194)	100.0%		(1,194)	(1,194)	100.0%
Repurchase and retirement of common stock
Dividends paid on common stock
Noncontrolling interest distributions by Borgata						(15,602)		(15,602)
Other financing activities		(71)		(71)		89		89
Net cash provided by (used in) financing activities		(52,287)	1,728	(50,559)	(3.3%)	(121,166)	5,681	(115,485)	(4.7%)

Increase/Decrease in cash and cash equivalents		15,000	110	15,110	0.7%	6,971	185	7,156	2.7%
Cash and cash equivalents, beginning of period		93,202		93,202		93,202		93,202
Cash and cash equivalents, end of period		108,202	110	108,312	0.1%	100,173	185	100,358	0.2%

Analysis – 2010 Statement of Cash Flows

The aggregation of the entries do not result in any individually significant adjustments being masked due to a large credit offsetting a large debit or vice versa

The following highlights the significant amounts and the Company’s consideration of those items.

{a}	See analysis of the Statement of Operations for breakdown of net income adjustments.

{b}	Accumulated amounts in the third quarter and year in the amounts of $1.7 million and $2.2 million, respectively related to additional depreciation related to measurement period adjustments for the fair valuation of Borgata assets in consolidation (prior comment 7). Amounts represent 1.1% and 1.1% of the total for the respective periods.

{c}	Amounts represent amortization of debt issue costs included in the interest expense adjustments for LVE on the Statement of Operations analysis. Amounts were 53.9% and 37.7% of the recorded balances for the second and third quarters.

{d}	Amounts primarily represent non-cash adjustment related to the consolidation of LVE as a VIE (prior comment 8). The amount was $2.3 million in the third quarter or 114% of the recorded amount for the nine months.

{e}	Amounts primarily relate to net other asset changes related to the consolidation of LVE as a VIE (prior comment 8). The amount was $2.8 million in both the first and second quarters.

{f}	Amounts relate to other liability changes related to the consolidation of LVE as a VIE (prior comment 8). The amount was $2.9 million for the first, second and third quarters.

{g}	Amounts relate to net restricted assets changes related to the consolidation of LVE as a VIE (prior comment 8). The amount was $1.5 million for the first, second and third quarters.

{h}	Amounts are debt financing costs related to measurement period adjustments for the fair valuation of Borgata assets in consolidation (prior comment 7). Amounts were $1 million, $3.5 million and $3.5 million in the six month period, the nine month period and for the year respectively.

{i}	Represents proceeds of long-term debt related to the consolidation of LVE as a VIE (prior comment 8). The amounts were $2.9 million, $7.9 million and $12.9 million for the first, second and third quarters.

{j}	Represent payments of long-term debt related to the consolidation of LVE as a VIE (prior comment 8). The amount was $1.2 million for each of the first, second and third quarters.

We do not believe that the amounts in {a}, {b}, {c}, {d}, {e}, {f}, {g}, {h}, {i} and {j} are quantitatively or qualitatively significant to the annual or quarterly cash flows of the Company.

Boyd Gaming Corporation

2010 Cash flows Aggregated

(In Thousands)

Description	Notes	Q3 As Reported	9 Month Adjustments	Q3 If Adjusted	% Change	10-K As Reported	12 Month Adjustments	10K If Adjusted	% Change
Net income (loss)	{a}	36,574	(10,651)	25,923	(29.1%)	12,250	1,032	13,282	8.4%
Adjustments to reconcile net income (loss) to net cash provided by operating activities:

Depreciation and amortization	{b}	147,905	1,684	149,589	1.1%	199,275	2,221	201,496	1.1%
Amortization of debt issuance costs	{c}	6,149	2,316	8,465	37.7%	5,369		5,369
Amortization of discounts on senior secured notes		484		484		1,294		1,294
Share-based compensation expense		8,124		8,124		11,324		11,324
Deferred income taxes		14,814		14,814		6,284		6,284
Operating and non-operating income from Borgata		(5,013)		(5,013)		(5,013)		(5,013)
Distributions of earnings received from Borgata		1,910		1,910		1,910		1,910
Gain on equity distribution		(2,535)		(2,535)		(2,535)		(2,535)
Noncash asset write-downs
(Gain) Loss on early retirements of debt		(3,949)		(3,949)		(2,758)		(2,758)
Other operating activities	{d}	1,983	(2,265)	(282)	(114.2%)	(5,635)		(5,635)
Changes in operating assets and liabilities:
Restricted cash		(4,734)		(4,734)		(3,326)		(3,326)
Accounts receivable, net		1,382	(891)	491	(64.5%)	(3,808)		(3,808)
Inventories		439		439		(519)		(519)
Prepaid expenses and other current assets		(7,250)		(7,250)		(3,371)		(3,371)
Income taxes receivable		9,961	595	10,556	6.0%	15,658		15,658
Other long-term tax assets						(4,725)		(4,725)
Other assets	{e}	236	(342)	(106)	(144.9%)	(3,038)	(370)	(3,408)	12.2%
Accounts payable and accrued liabilities		30,697	197	30,894	0.6%	36,934	141	37,075	0.4%
Income taxes payable						805	434	1,239	53.9%
Other current liabilities
Other liabilities	{f}	2,265	2,984	5,249	131.7%	10,711		10,711
Other long-term tax liabilities		1,519		1,519		2,305		2,305
Net cash provided by operating activities		240,961	(6,373)	234,588	(2.6%)	269,391	3,458	272,849	1.3%

Cash Flows from Investing Activities
Capital expenditures		(64,069)	(133)	(64,202)	0.2%	(75,958)		(75,958)
Net cash effect upon change in controlling interest of Borgata		26,025		26,025		26,025		26,025
Net cash effect upon consolidation of variable interest entity			41	41	100.0%	41		41
Investments in and advances to unconsolidated subsidiaries
Increase in restricted investments	{g}		(1,489)	(1,489)	100.0%	(1,131)		(1,131)
Net cash paid for Dania Jai-Alai
Other investing activities		(731)		(731)		2,146		2,146
Net cash used in investing activities		(38,775)	(1,581)	(40,356)	4.1%	(48,877)		(48,877)

See Analysis on next page

Boyd Gaming Corporation

2010 Cash flows Aggregated

(In Thousands)

Description	Notes	Q3 As Reported	9 Month Adjustments	Q3 If Adjusted	% Change	10-K As Reported	12 Month Adjustments	10K If Adjusted	% Change

Cash Flows from Financing Activities
Payments on retirements of long-term debt		(28,861)		(28,861)		(187,693)		(187,693)
Borrowings under bank credit facility		525,700		525,700		758,774		758,774
Payments under bank credit facility		(714,800)		(714,800)		(1,250,674)		(1,250,674)
Borrowings under Borgata bank credit facility		369,773		369,773		533,673		533,673
Payments under Borgata bank credit facility		(954,962)		(954,962)		(1,105,062)		(1,105,062)
Proceeds from issuance of senior notes		773,176		773,176		490,000		490,000
Proceeds from issuance of Borgata senior secured notes						773,176		773,176
Debt financing costs, net	{h}		(3,458)	(3,458)	100.0%	(27,057)	(3,458)	(30,515)	12.8%
Payments under note payable		(46,875)		(46,875)		(46,875)		(46,875)
Proceeds from variable interest entity’s issuance of debt	{i}		12,856	12,856	100.0%	18,091		18,091
Payments on loans to variable interest entity’s members	{j}		(1,194)	(1,194)	100.0%	(1,194)		(1,194)
Repurchase and retirement of common stock
Dividends paid on common stock
Noncontrolling interest distributions by Borgata		(120,176)		(120,176)		(123,422)		(123,422)
Other financing activities		(5,688)		(5,688)		170		170
Net cash provided by (used in) financing activities		(202,713)	8,204	(194,509)	(4.0%)	(168,093)	(3,458)	(171,551)	2.1%

Increase/Decrease in cash and cash equivalents		(527)	250	(277)	(47.4%)	52,421		52,421
Cash and cash equivalents, beginning of period		93,202		93,202		93,202		93,202
Cash and cash equivalents, end of period		92,675	250	92,925	0.3%	145,623		145,623

Analysis – 2010 Statement of Cash Flows

The aggregation of the entries do not result in any individually significant adjustments being masked due to a large credit offsetting a large debit or vice versa

The following highlights the significant amounts and the Company’s consideration of those items.

{a}	See analysis of the Statement of Operations for breakdown of net income adjustments.

{b}	Accumulated amounts in the third quarter and year in the amounts of $1.7 million and $2.2 million, respectively related to additional depreciation related to measurement period adjustments for the fair valuation of Borgata assets in consolidation (prior comment 7). Amounts represent 1.1% and 1.1% of the total for the respective periods.

{c}	Amounts represent amortization of debt issue costs included in the interest expense adjustments for LVE on the Statement of Operations analysis. Amounts were 53.9% and 37.7% of the recorded balances for the second and third quarters.

{d}	Amounts primarily represent non-cash adjustment related to the consolidation of LVE as a VIE (prior comment 8). The amount was $2.3 million in the third quarter or 114% of the recorded amount for the nine months.

{e}	Amounts primarily relate to net other asset changes related to the consolidation of LVE as a VIE (prior comment 8). The amount was $2.8 million in both the first and second quarters.

{f}	Amounts relate to other liability changes related to the consolidation of LVE as a VIE (prior comment 8). The amount was $2.9 million for the first, second and third quarters.

{g}	Amounts relate to net restricted assets changes related to the consolidation of LVE as a VIE (prior comment 8). The amount was $1.5 million for the first, second and third quarters.

{h}	Amounts are debt financing costs related to measurement period adjustments for the fair valuation of Borgata assets in consolidation (prior comment 7). Amounts were $1 million, $3.5 million and $3.5 million in the six month period, the nine month period and for the year respectively.

{i}	Represents proceeds of long-term debt related to the consolidation of LVE as a VIE (prior comment 8). The amounts were $2.9 million, $7.9 million and $12.9 million for the first, second and third quarters.

{j}	Represent payments of long-term debt related to the consolidation of LVE as a VIE (prior comment 8). The amount was $1.2 million for each of the first, second and third quarters.

We do not believe that the amounts in {a}, {b}, {c}, {d}, {e}, {f}, {g}, {h}, {i}, {j} are quantitatively or qualitatively significant to the annual or quarterly cash flows of the Company.